Exhibit 99.2

LIXIANG EDUCATION HOLDING CO., LTD.

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF LIXIANG EDUCATION HOLDING CO., LTD. FOR AN ANNUAL GENERAL MEETING TO BE HELD ON SEPTEMBER 18, 2026.

The undersigned, a holder of               Class A ordinary shares*/Class B ordinary shares* of Lixiang Education Holding Co., Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of the Company (the “AGM”) (the “Notice”) and proxy statement, and hereby appoints               (insert name) or failing him/her, Ms. Fen Ye, the chairlady of the board of directors of the Company, (the “Proxy”) with full power of substitution to each, as our duly authorized proxy with full power to attend the AGM on behalf and in the name of the undersigned, to represent the undersigned at the AGM to be held at No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China at 10:00 a.m. (Beijing Time) on September 18, 2026 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the AGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business (Cayman Islands Time) on August 20, 2026. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

The Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the Proxy will exercise his/her discretion as to whether he/she votes and if so how, on the following proposals:

As an ordinary resolution, THAT the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025, be ratified.

For	Against	Abstain
☐	☐	☐

As an ordinary resolution, THAT the report of Audit Alliance LLP, the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2025, be approved and ratified.

For	Against	Abstain
☐	☐	☐

IT IS NOTED THAT (i) the Company intends to raise capital through issuing 20,000,000,000 Class A ordinary shares of the Company, par value of US$0.0001 per share (the “Class A Ordinary Shares”) to certain investors (the “Investors”) and 5,000,000,000 Class B ordinary shares of the Company, par value of US$0.0001 per share (the “Class B Ordinary Shares”) to Biao Wei, a director and the chief executive officer of the Company (collectively with the Investors, the “Purchasers”), in the aggregate consideration of US$12,500,000, pursuant to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), (ii) the Purchasers of Class A Ordinary Shares will deposit such ordinary shares with Citibank, N.A. for 20,000,000 American depositary shares (the “ADSs”) of the Company, (iii) the Company will submit to the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-1 to enable the resale of the ADSs held by such Purchasers, and (iv) the Company will submit to the China Securities Regulatory Commission (“CSRC Filing”) any and all documents required in connection with the matters contemplated under (i), (ii) and (iii) (matters contemplated under (i) through (iii) are collectively referred to as, the “Share Issuance”).

As an ordinary resolution, THAT the Share Issuance, and any documents related to the Share Issuance, including but not limited to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), be and are hereby approved and ratified.

For	Against	Abstain
☐	☐	☐

As a special resolution, THAT, conditional upon the registration by the Registrar of Companies of the Cayman Islands of the Solvency Statement and the minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”):

(i)     the par value of each authorized and issued share in the share capital of the Company be reduced from US$0.0001 per share to US$0.0000001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000999 on each of the then issued shares of the Company (the “Capital Reduction”);

(ii)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the directors of the Company may deem fit and permitted under the Companies Act, the memorandum and articles of association of the Company as currently in effect and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii)   immediately following the Capital Reduction, each of the authorized but unissued shares of a par value of US$0.0001 each in the share capital of the Company be sub-divided into 1,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

(iv)   immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed:

FROM: US$2,000,000 divided into 20,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 19,700,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association of the Company,

TO: US$2,000,000 divided into 20,000,000,000,000 shares of a par value of US$0.0000001 each comprising (i) 19,700,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), and (iii) 200,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association of the Company (the “New Undesignated Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company and of which 21,871,667,000 New Class A Ordinary Shares and 5,045,000,000 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(v)    each of the New Class A Ordinary Shares, the New Class B Ordinary Shares, and the New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Fourth Amended and Restated Memorandum and Articles of Association of the Company.

For	Against	Abstain
☐	☐	☐

As a special resolution, THAT subject to and immediately following the Capital Reduction and Share Sub-Division, the Fourth Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), in substitution for, and to the exclusion of, the Company’s existing third amended and restated memorandum and articles of association, to reflect the Capital Reduction and Share Sub-Division be approved and adopted.

For	Against	Abstain
☐	☐	☐
Dated: _______, 2026
Shareholder Name:

Signature

NOTES:

1.      A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Ms. Fen Ye, the chairlady of the board of directors of the Company, will be appointed as your proxy.

2.      Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Siyi Ye, Lixiang Education Holding Co., Ltd., No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China, +86-0578-2267142, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting.

3.      If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.      This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.      If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.      Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

7.      Any alterations made to this form must be initialed by you.